

March 29, 2013

<u>Via E-mail</u>
Mr. Anthony E. Malkin
Chairman, Chief Executive Officer and President
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, New York 10165

> **Re: Empire State Realty Trust, Inc.**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed on Form 425 on March 29, 2013**
> **File No. 333-179485**

Dear Mr. Malkin:

We have reviewed your filing and have the following comment.

<u>General</u>

1.   We note the title of your soliciting material -- "Misinformation Alert" -- and the statement that a certain investor is "wrong on the facts and wrong on the law." We also note disclosure in your letter to investors and the accompanying legal memorandum that statements by investors include "misstatements," "incorrect assertions," "errors" and "misrepresentations," and that they "mislead" other investors. Finally, we note the implication that only the supervisor is in possession of the facts. In future filings, please ensure that all such statements are clearly characterized as beliefs.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
          Arnold S. Jacobs, Esq.
          Proskauer Rose LLP

          Larry P. Medvinsky, Esq.
          Clifford Chance US LLP